Attorneys and Counselors

1445 Ross Avenue, Suite 2400 Dallas, Texas 75202 (214) 953-0053 (214) 922-4142 Fax www.hallettperrin.com	(214) 922-4120 bhallett@hallettperrin.com

June 19, 2013

Securities and Exchange Commission
Washington, DC 20549

Attn:	Pamela Long Assistant Director Division of Corporation Finance

	Re:	Aly Energy Services, Inc. (the “Company”) Current Report on Form 8-K Filed May 15, 2013 File No. 033-92894

Dear Ms. Long:

On behalf of the Company, we have reviewed your comment letter dated June 11, 2013, regarding the above-referenced filing.  The Company is unable to amend the subject filing within the ten business day period cited in the comment letter, because the Staff’s request to include financial information for the quarter ended March 31, 2013 will involve significant work by the Company’s independent auditors to review financial information (not previously reported) for the comparable period in 2012. The Company expects that it will be able to file the requested amendment on or before July 31, 2013.

The Company’s responses to all Staff comments and requests for supplemental information are as follows:

General

1. Please amend your filing to include interim financial information. Refer to Rule 8-08 of Regulation S-X for guidance on financial statement updating requirements.

RESPONSE: The amended filing will include the requested interim financial information (i.e., financial statements at March 31, 2012 and 2013 and for the three months then ended).

June 19, 2013

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995, page 2
2. Please revise your disclosure to delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act as you are ineligible to rely upon the safe harbor as a penny stock issuer.

RESPONSE: The amended filing will delete the references in the Cautionary Statement section to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Marketing and Customers, page 6
3. We note that two customers account for a significant percentage of your total revenue. Please file any material contracts with such customers as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

RESPONSE: There are no contracts with the material customers.

Financing Activities, page 20
4. We note your disclosure that you have a credit facility with Wells Fargo. Please file the credit agreement, including all exhibits and schedules with your next amendment to the Form 8-K.

RESPONSE: The Wells Fargo credit agreement, with related exhibits and schedules, will be included as an exhibit in the amended filing.

Directors and Executive Officers, page 23
5. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director. See Item 401(e) of Regulation S-K.

RESPONSE: The amended filing will include the requested disclosure in the section entitled “Directors and Executive Officers—Biographical Information.”

Security Ownership of Certain Beneficial Owners and Management, page 31
6. We note that Ali Afdhal, your director, has the same last name as Nezam Afdhal, a large shareholder. Please tell us whether these parties are related and, if so, provide the disclosure required by Item 404(d) of Regulation S-K.

RESPONSE: Nezam Afdhal and Ali Afdhal are brothers. However, each disclaims any beneficial ownership of shares owned by the other. The amended filing will include disclosure to such effect in the section entitled “Security Ownership of Certain Beneficial Owners and Management.”

The requested written statement and acknowledgement from the Company is attached hereto.

Very truly yours,

/s/ Bruce H. Hallett
Bruce H. Hallett

cc:           Sherry Haywood (SEC)
Alya Hidayatallah (Aly Energy)

Aly Energy Services, Inc.
3 Riverway, Suite 920
Houston, Texas 77056

June 19, 2013

Securities & Exchange Commission
Washington, D.C. 20549

Re:	Aly Energy Services, Inc. Current Report on Form 8-K Filed May 15, 2013 File No. 033-92894

Gentlemen:

In connection with the subject filing, Aly Energy Services, Inc. (the “Company”) hereby acknowledges and agrees that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alya Hidayatallah
Alya Hidayatallah
Chief Financial Officer